U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


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                                                         SEC FILE NUMBER
                                                         ---------------
                                                              1-10768

                                                          CUSIP NUMBER
                                                          -------------
                                                              584946

                                  (Check One):

  [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR

                  For Period ended: June 30, 2000
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                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition  Report on Form 11-K
                  [ ] Transition  Report on Form 10-Q
                  [ ] Transition  Report on Form N-SAR

         For the Transition Period Ended:
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             Read Attached Instruction Sheet Before Preparing Form.
                             Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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Part I -- Registrant Information

         Mediware Information Systems, Inc.
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         Full Name of Registrant


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         Former Name if Applicable


         11711 W. 79th Street
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         Address of Principal Executive Office (Street and Number)


         Lenexa, KS 66214
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         City, State and Zip Code

Part II -- Rules 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a) The reasons described in reasonable detail in Part III of this form |could not be eliminated without unreasonable effort or expense;

|X| |(b) The subject annual report, semi-annual report, transition report on |Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be |filed on or before the fifteenth calendar day following the prescribed due |date; or the subject quarterly report or transition report on Form 10-Q, or |portion thereof will be filed on or before the fifth calendar day following |the prescribed due date; and

    |(c) The accountant's statement or other exhibit required by Rule 12b-25(c) |has been attached if applicable.

Part III -- Narrative

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed.)

     The registrant is unable to file its Annual Report on Form 10-K for the year ended June 30, 2000 for the following reasons: The Registrant's financial statements for the fiscal year ended June 30, 2000 have not been completed due to the ongoing negotiation of a transaction pursuant to which the Registrant will obtain a line of credit for use in operations.

Part IV -- Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Michael Montgomery             913                   307-1000
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     (Name)                     (Area Code)            (Telephone Number)

     (2) Have all other periodic required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s), [X] Yes [ ] No

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

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                       Mediware Information Systems, Inc.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2000            By: /s/Kerry Robison
      ------------------               ---------------------------------------
                                        Kerry Robison, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.